EXHIBIT 99.3

PENGROWTH ENERGY CORPORATION

COMMON SHARE RIGHTS INCENTIVE PLAN

In connection with a plan of arrangement (the "Arrangement") effective as of December 31, 2010 among, inter alia, Pengrowth Energy Trust (the "Trust"), Pengrowth Energy Corporation (the "Corporation") and the holders of trust units ("Trust Units") of the Trust and the holders of exchangeable shares of Pengrowth Corporation, the Corporation assumed all of the liabilities and obligations of the Trust (including the liabilities and obligations of the Trust in respect of the Trust Unit Rights Incentive Plan (the "Old Plan") of the Trust) and the Trust was terminated.  This Plan was adopted to govern outstanding trust unit incentive rights ("Trust Incentive Rights") granted under the Old Plan.

Notwithstanding anything else contained in this Plan to the contrary, effective as of January 1, 2011 immediately following the Arrangement, the Corporation shall not issue any further Rights pursuant to this Plan, and this Plan shall terminate and be of no further force or effect on the date that there ceases to be any Rights outstanding under this Plan and the Corporation has satisfied all of its obligations pursuant to Rights (as defined below) that have been exercised.

This document sets out the terms and conditions of the Common Share Rights Incentive Plan (the "Plan") of the Corporation as adopted, approved and administered by the board of directors (the "Board of Directors") of the Corporation.

1.	The Plan

In accordance with the terms of the Old Plan, Trust Incentive Rights have been granted to the directors, officers, employees and direct and indirect service providers (collectively, the "Eligible Persons") of Pengrowth Corporation and its subsidiaries and affiliates.  In accordance with the terms of the Old Plan, as a result of the Arrangement, holders of Trust Unit Incentive Rights became entitled to receive common shares ("Common Shares") of the Corporation in lieu of Trust Units in accordance with the terms of such Trust Unit Incentive Rights and such rights have been replaced with rights to acquire Common Shares ("Rights").

2.	Purpose of the Plan

The purpose of the Old Plan was to advance the interests of the Trust by permitting, through the grant and exercise of Trust Unit Incentive Rights to Eligible Persons (as defined in the Old Plan) to acquire Trust Units, thereby: (i) increasing the proprietary interests of such persons in the Trust; (ii) aligning their interests with the interests of the holders of Trust Units generally; (iii) encouraging them to remain associated with the Trust and its subsidiaries and affiliates; and (iv) furnishing them with an additional incentive in their efforts on behalf of the Trust and its subsidiaries and affiliates.

3.	Common Shares Subject to the Plan

Up to 18,475,000 Common Shares are reserved for issuance upon the exercise of Rights granted hereby. The number of Common Shares reserved for issuance upon the exercise of Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (the "TSX") and the approval of the shareholders ("Shareholders") of the Corporation by way of ordinary resolution at a meeting of the Shareholders.  Notwithstanding the foregoing, the actual number of Common Shares reserved pursuant to this Plan shall be reduced upon the exercise or expiry of the Rights outstanding hereunder.

4.	Administration, Eligibility and Limitation of Issuances

The Plan shall be administered by the Board of Directors or by an appointed committee thereof (hereinafter, the "Plan Administrator"), which shall, from time to time, at its sole discretion and subject to the Plan, determine the Eligible Persons who shall participate under the Plan, the number of Rights to be granted to such Eligible Persons and the terms of vesting of such Rights; provided, however, that: (i) the number of Rights granted to any one

Eligible Person shall not exceed 4.5% of the issued and outstanding Common Shares at the date of grant of such Rights (the "Grant Date"), calculated on a non-diluted basis; (ii) the number of Common Shares which may be reserved for issuance to "insiders" (as such term is referred to in the policies of the TSX), at any time, under the Plan and all other security-based compensation arrangements of Pengrowth (as such term is referred to in the policies of the TSX) shall not exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis; and (iii) the number of Common Shares issued to insiders, within any one- year period, under the Plan and all other security-based compensation arrangements of Pengrowth cannot exceed ten percent (10%) of the issued and outstanding Common Shares, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent ("Administrative Agent") to assist in the administration of the Plan.

5.	Grant Agreements

Each grant of a Trust Unit Incentive Right has been set forth in a grant agreement containing the applicable terms and conditions required under the Old Plan and such other terms and conditions, including, but not limited to, statutory withholdings, not inconsistent with the Old Plan as the Plan Administrator (as defined in the Old Plan, hereinafter referred to as the "Former Administrator"), in its sole discretion, may have deemed appropriate.

6.	Term

Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the Grant Date, subject to such terms of vesting as the Former Administrator may have determined in accordance with the Old Plan. At the expiration of the applicable Exercise Period (the "Expiry Date"), any Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Shareholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of the Corporation.

Notwithstanding the foregoing, if the Expiry Date for a Right occurs during a Blackout Period applicable to the relevant participant under the Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Plan, then the Expiry Date for that Right shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Rights outstanding under this Plan.

For purposes of this section, "Blackout Period" means the period during which the relevant participant under the Plan is prohibited from exercising a Right due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers, employees and direct or indirect service providers of the Corporation in the Corporation's securities.

7.	Vesting of Rights

Rights granted under the Plan may be exercised on the basis and schedule as determined by the Plan Administrator at the Grant Date.

8.	Exercise Price

Following January 1, 2011 and subject to adjustment pursuant to the terms of the Plan, the exercise price per Right (the "Exercise Price") shall be the Exercise Price of the Trust Unit Incentive Right which the Right replaced as set forth in the Grant Agreement.

9.	Adjusted Exercise Price

In the event that the aggregate amount of regular cash distributions of the Trust up to the effective time of the Arrangement and dividends of the Corporation after the effective time of the Arrangement ("Dividends") paid to Shareholders during a fiscal quarter, on a per Common Share basis, is greater than: (i) 2.5% of the Corporation's Oil and Gas Interests (as defined below) on the Trust's consolidated balance sheet (and the Corporation's consolidated balance sheet following the Arrangement) at the beginning of such fiscal quarter; divided by: (ii) the number of Trust Units (or Common Shares following the Arrangement) issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the "Threshold Amount"), then the Exercise Price of each outstanding Right shall, at the election of the holder thereof (the "Holder") on the date of exercise of such Right, be reduced by an amount equal to: (i) the amount by which the aggregate Dividends for the most recently completed fiscal quarter preceding the date of exercise of such Right, calculated on a per Trust Unit (or Common Share following the Arrangement) basis, exceeds the Threshold Amount (the "Reduction"); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Rights were granted (such reduced price being the "Adjusted Exercise Price").

The Corporation shall calculate the amount of the Reduction as soon as reasonably possible in the month next following the end of the applicable fiscal quarter in which the aggregate Dividends result in a Reduction. Each Holder shall, upon written request to the Chief Financial Officer of the Corporation, be entitled to receive a summary outlining the amount of the Reduction and the cumulative Reductions affecting such Holder's Rights and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

For the purposes of the Plan, "Oil & Gas Interests" shall be the Trust's (or the Corporation's following the Arrangement) consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.

Upon the exercise of a Right, the Exercise Price shall, at the election of the Holder thereof, be reduced by the sum of all Reductions, if any, calculated in accordance with this Section 9. for each fiscal quarter that such Right was outstanding from the date of grant of the Right to and including the most recently completed fiscal quarter prior to the date of exercise.

For the sake of greater certainty, if, on the date of exercise of a Right, the Holder thereof elects not to reduce the Exercise Price of such Right by the aggregate amount of all of the accumulated Reductions in accordance with this Section 9, such Holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the Plan.

Subject to the approval of the TSX, the Plan Administrator may, without Shareholder approval, vary the formula for calculating the Threshold Amount.

10.	Restriction on Repricing of Rights

Unless as otherwise provided for pursuant to Section 9 of the Plan, the Plan Administrator shall not, without obtaining applicable regulatory and Shareholder approvals, at any time reduce the Exercise Price applicable to any Rights granted to any Holder.

11.	Method of Exercise

Rights granted hereunder shall be exercisable, at the option of the Holder, by delivering written notice to the Administrative Agent specifying the number of Rights being exercised and the Exercise Price or Adjusted Exercise Price, as applicable, accompanied by payment in full by certified cheque or money order of the Exercise Price or Adjusted Exercise Price, as applicable, for the number of Rights for which such exercise is made.

As soon as reasonably practicable after the notice described in this Section 11 is received, the Common Shares, if any, being the subject thereof shall be allotted and issued to the Holder from treasury as fully paid and non-assessable, provided that the Corporation shall have, if applicable, then received from the Holder payment in full of the Exercise Price or Adjusted Exercise Price, as applicable, for the Common Shares to be purchased.

12.	Early Termination of Rights

If a Holder who is a director, officer, employee or direct or indirect service provider of the Corporation and its subsidiaries and affiliates ("Pengrowth") ceases to be a director, officer, employee or direct or indirect service provider of the Pengrowth prior to the Expiry Date:

(a)
by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such Holder, then all outstanding Rights granted to such Holder shall immediately and automatically vest and all such vested Rights granted to such Holder shall terminate on the earlier of (i) the date that is one (1) year following the date of death or long term disability; and (ii) the Applicable Expiry Date. Only the Holder or the person or persons to whom the Holder's rights under the Rights pass by the Holder's will or applicable law shall have the right to exercise part or all of the Holder's outstanding and vested Rights;

(b)
by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Rights granted to such Holder shall terminate on the earlier of: (i) the date which is two (2) years following the date of retirement of such Holder; or (ii) the applicable Expiry Date;

(c)	for cause, then all outstanding Rights, whether vested or not, shall immediately and automatically terminate; and

(d)
for any reason, other than as provided in Sections 12(a), (b) or (c) hereof, then all outstanding unvested Rights granted to such Holder shall, unless otherwise provided, immediately and automatically terminate. Such Holder shall have the right to exercise part or all of his or her outstanding vested Rights at any time up to and including (but not after) the earlier of: (i) the date which is sixty (60) days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.

If the relationship of the Holder with Pengrowth is terminated for any reason prior to the expiration of the Rights, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Holder's rights shall be strictly limited to those provided for in this Section 12, or as otherwise provided in the applicable grant agreement between the Holder and the Corporation. Unless otherwise specifically provided in writing, the Holder shall have no claim to or in respect of any Rights which may have or would have vested had due notice of termination of employment been given, nor shall the Holder have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Rights or loss of profit or opportunity which may have or would have vested or accrued to the Holder if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Holder's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Right) in the event of any alleged wrongful termination or dismissal.

13.	Adjustments

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Plan Administrator may, subject to any required approval of the TSX, make such adjustments to the Plan, to any Right and to any right agreement outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Right into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Holders hereunder.

14.	Merger and Sale

In the event that the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets would become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction, the Corporation and the Successor shall execute such instruments and do such things as are necessary, if any, to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under this Plan and the Rights and any right agreement outstanding under the Plan on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Holders thereunder in any material respect (including the right to receive shares, securities, cash or other property of the Successor in lieu of Common Shares upon the subsequent vesting of rights).  Subject to compliance with this Section 14, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and such any right agreement outstanding with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such right agreements and the obligation of the Corporation to the Holders in respect of the Rights shall terminate and be at an end and the Holders shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Rights.

15.	Change of Control

Notwithstanding any other provisions of the Plan, in the event of a change of control of the Corporation then all outstanding Rights granted hereunder shall vest and be immediately exercisable and each Holder thereof shall have the right to exercise part or all of the Rights granted to him or her hereunder at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of the change of control; and (ii) the Expiry Date of the Rights.

For the purposes of the Plan, a "change of control" of the Corporation means or shall be deemed to have occurred upon:

(a)
the Shareholders' receipt of a "take-over bid" that results in the offeror under such take-over bid beneficially owning in excess of twenty-five percent (25%) of all issued and outstanding Common Shares;

(b)
the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by any person (or two or more persons acting jointly or in concert), directly or indirectly, of the beneficial ownership of Common Shares or rights to acquire Common Shares that, together with such Person's then owned Common Shares and rights to acquire Common Shares, if any, represent in the aggregate more than twenty-five percent (25%) of all issued and outstanding Common Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(c)
the passing of a resolution by the directors of the Corporation or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(d)
the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);

(e)
persons who were proposed as nominees in Pengrowth's management information circular (but not including nominees under a Shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election; or

(f)	any other event which, in the opinion of the Plan Administrator, reasonably constitutes a change of control of the Corporation.

16.	Rights of Holder

The granting of Rights hereunder to any Eligible Person shall not obligate such Eligible Person to exercise such Rights or any portion thereof. The holding of Rights shall not entitle a Holder to any rights as a Shareholder.

17.	No Assignment of Rights

Except as specifically provided in the Plan, Rights may not be transferred or assigned without the prior consent of the Plan Administrator.

18.	Amendments

The Board may, at any time, amend, suspend or terminate this Plan, or any portion thereof, or any Right granted thereunder, without Shareholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body. However, except as expressly set  forth herein, no action of the Board or Shareholders shall alter or impair the rights of Holder under any Right previously granted to the Holder without the consent of the affected Holder. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking Shareholder approval:

(a)
amendments of a "housekeeping" or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	amendments necessary to comply with the provisions of applicable law;

(c)	amendments respecting administration of the Plan;

(d)	amendments to the vesting provisions of the Plan or any Rights;

(e)
amendments to the early termination provisions of the Plan or any Rights, whether or not such Rights are held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

(f)
amendments to the termination provisions of the Plan or any Rights, other than Rights held by an insider in the case of the amendment extending the term of a Right, provided any such amendment does not entail an extension of the Expiry Date of such Right beyond its original Expiry Date;

(g)
the addition of any form of financial assistance by Pengrowth for the acquisition by all or certain categories of Eligible Persons of Common Shares under the Plan, and the subsequent amendment of any such provision;

(h)	the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan reserve;

(i)	amendments necessary to suspend or terminate the Plan; and

(j)
any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

Shareholder approval will be required for the following types of amendments:

(a)
amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	any amendment which would result in the Exercise Price for any Rights granted under the Plan being lower than the Market Price of the Common Shares at the time the Right is granted;

(c)	any amendment which reduces the Exercise Price of a Right;

(d)	any amendment extending the term of a Right held by an insider beyond its original Expiry Date except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange).

19.	Tax Witholdings

(a)
Pengrowth shall have the power and the right to deduct or withhold, or require (as a condition of exercise) a holder of Rights to remit to Pengrowth, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Rights granted under this Plan.  With respect to required withholding, Pengrowth shall have the irrevocable right to (and the holder of Rights consents to) Pengrowth setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by Pengrowth to such holder of Rights (whether arising pursuant to the holder of Rights relationship as an officer or employee of Pengrowth or as a result of the holder of Rights providing services on an ongoing basis to Pengrowth or otherwise), or may make such other arrangements as are satisfactory to the holder of Rights and Pengrowth.  In addition, Pengrowth may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by Pengrowth, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the holder of Rights and which shall be and are authorized to be deducted from the proceeds of sale). The holder of Rights consents to such sale and grants to Pengrowth an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Pengrowth does not accept responsibility for the price obtained on the sale of such Common Shares.  Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this paragraph 21.

(b)
Holders of Rights (or their beneficiaries) shall be responsible for all taxes with respect to any Rights outstanding under this Plan, whether arising as a result of the grant or exercise of Rights or otherwise.  Pengrowth and the Plan Administrator make no guarantees to any person regarding the tax treatment of a

Right or payments made under this Plan and none of Pengrowth or any of its directors, officers, employees or representatives shall have any liability to a holder of Rights with respect thereto.

20.	Regulatory Approvals

To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

The obligation of the Corporation to issue and deliver Common Shares on the exercise of Rights in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority, and the rules and policies of the TSX and/or such other exchange or exchanges on which the Common Shares are listed for trading. If Common Shares cannot be issued to the Holder upon the exercise of a Right for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any Corporations paid to the Corporation in connection with the exercise of the Right will be returned to the Holder as soon as practicable in full settlement of the Corporation's obligation's thereunder.